PATTERSON BROOKE RESOURCES INC.
                              #21 - 2398 Haines Road
                        Mississauga, Ontario,
                            L4Y 1Y6
                Telephone: (416) 819-3795
                 Fax: (905) 272-9317

                            February 5, 2007

By EDGAR filing only

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549-7010

Attention: H. Roger Schwall, Assistant Director

Dear Sirs:

Re:            Patterson Brooke Resources Inc. (the “Company”)
          Registration Statement on Form SB-2
          Filed January 4, 2007
          File No. 333-139797

We acknowledge receipt of your comment letter of January 31, 2007 respecting our Registration Statement on Form SB-2 identified in the caption above.

Unless we hear from you to the contrary, we will assume that our electronic filing is sufficient for your purposes.  If you also wish us to forward paper copies of this letter and enclosures please so advise us at the fax number set out above.

Our responses below are in answer (and have the corresponding number) to the comments in your letter of January 31, 2007. Please note that all page references below refer to the enclosed copy of Amendment #1 to our SB-2:

General

1. In this comment you offered the following observations about Standard Capital Corporation ("Standard"), an unrelated company:

1.	I am also the Chief Financial Officer, Chief Accounting Officer and a director of Standard Capital Corporation (Standard”);

2.     Standard, like Patterson Brooke, describes itself as a “pre-exploration company.” And Standard’s property is also without reserves;

3.     Standard’s August 31, 2006 Form 10-KSB contains the phrase “…no substantial exploration has been done on its mineral claims.” ;

4.     Standard, like the Company, does not hold title to its mineral property; and

5.     I dedicate less than 15% of my time to each of Standard and the Company.

While it is unusual, I am pleased to advise that Standard’s president, Del Thachuk, was amenable to my sharing information concerning Standard's affairs in order to address your questions about the Company’s SB-2. Prior to directly addressing those questions I believe it would be useful to provide some background information respecting your observations noted above. The information below is keyed, by paragraph number, to your observations as noted above:

1.
In our SB-2 as originally filed, we disclosed the fact that I serve as a director and officer of Standard. This fact is highlighted in a separate section titled “Conflicts of Interest”, page 29. Our counsel advised, as a general caution, that providing the same information repeatedly often elicits a request from SEC examiners that such repetitions be deleted. We have absolutely no objection to repeating this disclosure and have done so, as specifically requested in your comment 3, in my biographical sketch in the section headed “Directors, Executive Officers, Promoters and Control Persons”.

2.
There are undoubtedly numerous filers of SB-2’s annually that are described as “pre-exploration” companies. I say this because, by definition, many early stage/junior mineral exploration company falls into this category. It is the nature of companies in our sector of the mining industry that the principal asset is a ‘mineral prospect(s)’, which is to say, a property that has an apparent indication of ore; a property giving such indications, i.e. the property has the potential of hosting ore in commercial quantities. On the basis of an evaluation made by a professional geologist or mining engineer, a work programme, to test the commercial potential of the property, is deemed warranted and is being, or will be, carried out. This is the case with our Alice Claim.

   3.  While I am a director and officer of Standard the principal driving force in Standard is its President, Mr. Del Thachuk.  However I can confirm that while Standard’s financial resources have been modest, over the past year meaningful (albeit not substantial) exploration work has been carried out on its property.  The results of this exploration work were such that Standard intends to undertake further work this summer.

    Further Standard is, at last, in the process of assisting a ‘market maker’ in preparing and filing a Form 211 with the NASD in order to begin trading on the OTC Bulletin Board.  I say ‘at last’ because, as you may be aware last fall a major depository, DTC, began requiring an indemnity from ‘market makers’ as a precondition to acting as depository of any new ‘penny stock company’ seeking a quote on the OTC Bulletin Board.  This proved to be an insurmountable obstacle to Standard’s intended ‘market maker’.  Like many others, this brokerage firm was, and remains, unwilling to sign the form of indemnity now unilaterally being required by DTC as a condition of doing its job.  After almost five months of fruitless effort to resolve this impasse Standard was forced to identify another ‘market maker’, with whom its management has a relationship, willing to act despite DTC’s indemnity requirement.  Standard’s goal remains the same, ie. to access more significant capital once its stock is trading and thereby enable it to finance more significant exploration in the future.  In short, despite setbacks and delays beyond its control, Standard is executing its business plan.

4.
The fact that the Company has not gone to the expense of recording the Alice Claim in its name is a direct result of my experience at Standard. My experience there demonstrated to me that it was possible, indeed advisable, at this early stage of our work on the Alice claim, to avoid the expense associated with recording the mineral claim in our name.

5.
The nature of mineral exploration for junior mineral exploration companies is such that most of the actual mineral exploration work is undertaken by independent contractors. Moreover, that work is undertaken during short duration work seasons particularly when the mineral claim, as is the Alice Claim, is located in a region with long, harsh winters. Consequently my time commitment is modest at this point as the time required to manage the Company’s affairs at this stage of its development is equally modest.

Having put the Company’s, and Standard’s, circumstances in context I will address the issues raised in your last paragraph in comment 1.

Firstly, as noted in 3. above, Standard is, and has been, implementing its business plan.

Secondly, the Company is actively implementing its business plan. The Company, unlike a ‘blank check company’, has a specific business plan and has no plans whatsoever of engaging in a merger with, or acquisition of, another company. The Company was organized and financed for the business purpose of identifying and acquiring a mineral property(s) worthy of exploration, a mineral property(s) thought to hold the potential of hosting a commercial mineral deposit; obtaining professional guidance for the design and conduct of exploration work on that property(s) in hopes of ultimately delineating and developing such a commercial mineral deposit. We refer you to page 17, “Business Description - Business Development of Issuer Since Inception” and page 21, “Business Description - Proposed Exploration Work - Plan of Operation” for information on how we came to acquire the Alice Claim as well as specifics of work planned, in furtherance of execution of our business plan. We have summarized this disclosure in “Summary Information About Patterson Brooke Resources Inc.”, Page 3.

As a company engaged in mineral exploration, we have no revenues and no prospect of generating revenues or paying dividends in the foreseeable future. However, that is by no means an indication that we are a ‘blank check’ company or do not have a viable business plan of operations.  By its nature, the business of mineral exploration and development is both time consuming and capital intensive. Indeed, even if we delineated a commercial ore body tomorrow, it would take years, many years, before an operating mine could be put into commercial production and begin to generate revenue. By no means does this suggests we, or any similar company, are a ‘blank check company’ or do not have a viable plan of operations during the exploration, development and mine construction phases of development. Like the hundreds of companies involved in the mineral exploration business, who raise and expend billions annually, we will not be in a position to generate revenues nor pay dividends during the exploration, development or mine construction phases of our development. Nevertheless we, and other such companies, are executing viable business plans. Accordingly, it is our position that (i) we have a viable business plan of operations and, (ii) Rule 419 does not apply to the Company.

Risk Factors, page 7.

2.
For the reasons set out above, I do not accept the proposition that the Company has an “…apparent lack of a viable business plan of operations.” On reflection I hope you will understand and accept my position.

While fraught with risks, substantial risks of failure, the Company’s plan is much the same as countless, junior/early stage/ pre-exploration stage companies. I believe these risks are spelt out in the existing “Risk Factors”, particularly those found under the sub-heading “Risks associated with our Company” where, among other things, we stress our limited history, state that we have yet to undertake work on the Alice Claim, we have no reserves, the chances of finding reserves is remote, the Company’s officers do not have expertise in the industry, we are short of capital, and so on. I am at a loss as to what more we can say in this regard. If you have any suggestions, or believe there are other ‘risks’ we have failed to delineate, we would be happy to address them.

Directors, Executive Officers, Promoters and Control persons, page 19

1.	I have revised my biographical sketch to discuss my association with Standard. See page 29.

We appreciate your comments and questions concerning disclosure in our SB-2 and trust the above, and enclosed, fully address your comments and concerns.

Yours truly,
Patterson Brooke Resources Inc.

B. GORDON BROOKE

Per: B. Gordon Brooke
President